1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Quentin Faust 214.659.4589 Phone 214.659.4828 Fax quentinfaust@andrewskurth.com

September 7, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Stirling Acquisition Corporation Form S-1/A3 Filed September 5, 2007 File No. 333-142921

Ladies and Gentlemen:

On behalf of Stirling Acquisition Corporation (the “Company”), we are writing in response to your letter dated August 31, 2007, addressed to Sally A. Fonner, the Chief Executive Officer of the Company, pursuant to which you provided the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s above-referenced Registration Statement on Form S-1/A. In response to the Staff’s comments, we are electronically transmitting herewith Amendment No. 3 to the above referenced Registration Statement (“Amendment No. 3”). For the ease of the Staff's further review, we have also forwarded today, by way of overnight delivery to the attention of Ms. Susann Reilly, five (5) marked copies of Amendment No. 3 showing changes from Amendment No. 2 to the Registration Statement.

Set forth below are each of our responses to the Staff’s comments. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 3. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 3 that we are filing today on behalf of the Company via EDGAR.

Dilution, Page 13

1.	COMMENT:

Please revise to provide dilution information (e.g., net tangible book value) as of the most recent balance sheet date.

U.S. Securities and Exchange Commission
September 7, 2007

RESPONSE:

In response to the Staff’s comment, the Company has revised the first two sentences of the disclosure on page 13 to include the disclosure that its working capital balance was ($1,894) at June 30, 2007, which equates to a net tangible book value of approximately ($0.00) per share. The Company has also revised the disclosure to clarify that the founders’ contractual obligation to contribute capital to the Company is an obligation to contribute cash, which is included in the sentence disclosing the expected effect of such contribution on the Company’s net tangible book value.

Financial Statements

Statement of Changes in Stockholder’s Equity, F-4

2.	COMMENT:

Please reconcile the June 30, 2007, additional paid-in capital balance of $22,806 with the balance sheet amount of $33,140.

RESPONSE:

In response to the Staff’s comment, the Company has corrected the Statement of Changes in Stockholders’ Equity to reflect $140 in cash capital contributed during the interim period and recalculate the amounts in the “additional paid in capital” column. After such corrections, the total amounts agree with corresponding items in the company’s Balance Sheet.

Notes to Financial Statements

3.	COMMENT:

In regard to your interim financial statements, please disclose the basis of presentation and include an affirmative statement to the effect that these interim financial statements include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Article 10-01(b)(8) of Regulation S-X for guidance.

RESPONSE:

In response to the Staff’s comment, the Company has added the disclosure required by Article 10-01(b)(8) of Regulation S-X to Note 3 to the Company’s financial statements.

U.S. Securities and Exchange Commission
September 7, 2007

Other Regulatory

4.	COMMENT:

Please provide a currently dated consent of your independent accountants in any amendment.

RESPONSE:

Amendment No. 3 is filed with an updated consent of the Company’s independent auditor to the inclusion of such auditor’s report on the audited financial statements of the Company.

Exhibits

5.	COMMENT:

Please request that counsel revise the legality opinion as follows:

•
address all securities covered by the registration statement. According to the prospectus disclosure, the acquisition shares will be promptly offered following effectiveness of the registration statement.

•	remove the last sentence which states:

Except to the extent provided in the preceding paragraph, this opinion is rendered solely to the Company in connection with the transactions described in the Registration Statement and may not be relied upon by, nor may copies be delivered to, any other person or entity for any purpose without our prior written consent.

RESPONSE:

In response to the Staff’s comment, we have revised our legality opinion to the Company, which is included as Exhibit 5.1 to Amendment No. 3, to address the legality of all securities covered by the registration statement and to omit the last sentence from the previous opinion.

*     *     *     *     *

We hope that Amendment No. 3 and the responses set forth herein will resolve the remaining open issues and Stirling will be permitted to file an acceleration request in due course. We note the Staff’s further instructions and observations with respect to acceleration and acknowledge the Staff’s concerns with respect to notification and timing.

U.S. Securities and Exchange Commission
September 7, 2007

Please do not hesitate to contact me at (214) 659-4589 if we can be of any further assistance in reviewing the above responses.

Very truly yours, /s/ QUENTIN FAUST Quentin Faust Partner, Andrews Kurth LLP

cc:	Mr. John L. Petersen, Esq.
Mr. Mark R. Dolan, Esq.
Ms. Rachel A. Fefer, Esq.
Ms. Sally A. Fonner